News Release	No. 08-155 April 22, 2008

Project 2 Resources Increase
Western Bushveld Joint Venture

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group” or the “Company”) announces updated resources for the Project 2 area of the Western Bushveld Joint Venture (“WBJV”). Platinum Group holds an effective 18.5% interest over the Project 2 area. The measured and indicated resource categories have increased by 5 million ounces platinum, palladium, rhodium, and gold. The initial estimate by the Company was of 8.5 million ounces in the inferred category (see news release April 1, 2008). The overall ounces have increased as well. The good grades and strong platinum ratios of the platinum group elements have been confirmed in the increased confidence estimate. The resources outlined below form part of the feasibility study released by Wesizwe Platinum Ltd. (“Wesizwe”) on March 31, 2008 (Frichgewaagd-Ledig Project) conducted by TWP. D. R. Young, the qualified person for the mineral resource estimates, under the direction of Wesizwe has provided the current estimate for Platinum Group.

Project 1 of the WBJV is adjacent to Project 2 and is the subject of an ongoing separate mine feasibility study at the direction of Platinum Group. Both Project 1 and Project 2 are located north of Rustenburg South Africa in the heart of the world’s platinum producing district. An initial resource calculation for Project 3 adjacent to Project 2 is expected shortly.

The WBJV holds a 50% interest in Project 2 and is comprised of Platinum Group (37%), Anglo Platinum (AMS-JSE) (37%), and Wesizwe Platinum (WEZ-JSE) (26%). Wesizwe also holds the remaining 50% interest directly in the Project 2 area. The Project 2 area represents approximately 70% of the area over which the feasibility study has been completed and released by Wesizwe. The Company plans to file a report in accordance with Canadian National Instrument 43-101 on the resources in due course.

Total Resource Project 2 (Frischgewaagd Re4,Ptn11)
100% Project Area Resources
Measured Resources
		Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project2 MR (*1)		4.539	5.70	1.54	25.885	0.832
Total Measured		4.539	5.70	1.54	25.885	0.832

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project2 MR (*1)	64%	3.67	27%	1.54	5%	0.27	4%	0.22
(*1) MR: Merensky Reef
(*2) UG2: Upper Group Seam Number 2 Chromitite

Indicated resources
		Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project2 MR (*1)		11.426	6.03	1.66	68.910	2.216
Project2 UG2 (*2)		13.702	4.51	1.46	61.775	1.986
Total Indicated		25.128	5.20	1.54	130.685	4.202

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project2 MR (*1)	64%	3.89	27%	1.60	5%	0.28	4%	0.24
Project2 UG2 (*2)	61%	2.74	28%	1.27	10%	0.46	1%	0.04
(*1) MR: Merensky Reef
(*2) UG2: Upper Group Seam Number 2 Chromitite

Inferred resources
		Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
Project2 MR (*1)		8.758	5.84	1.38	51.144	1.644
Project2 UG2 (*2)		15.537	4.59	1.34	71.296	2.292
Total Inferred		24.295	5.04	1.37	122.440	3.936

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
Project2 MR (*1)	65%	3.86	26%	1.57	6%	0.36	3%	0.16
Project2 UG2 (*2)	61%	2.78	28%	1.27	10%	0.46	1%	0.04
(*1) MR: Merensky Reef
(*2) UG2: Upper Group Seam Number 2 Chromitite

The mining cuts were evaluated based on a minimum width of 100cm, the application of a geological cut as applicable to the various facies of the Merensky Reef and UG2 Chromitite Layer and a 1g/t 3PGE+Au marginal cut-off. Kriging and declustered means were used for the calculations.

Effective date of the estimate: October 2007.

The feasibility study of Wesizwe also includes additional resources on the farm Ledig owned 100% by Wesizwe and located adjacent to and the north of Project 2. This study was completed by Wesizwe and their consultants TWP and Murray and Roberts Cementation. The Mineral Corporation completed the mineral resource estimate, which formed the basis of the feasibility study, for Wesizwe. All consultants are relevant experienced South African independent mining consultants. The study was not completed with reference to Canadian National Instrument 43-101 and was not completed on behalf of or under the direction of Platinum Group.

More technical information will be provided once Platinum Group’s QP’s have completed their review of the engineering work and the details of the business arrangements have been concluded for the Project 2 area. The current updated estimate is based on 123 holes of drilling by Wesizwe and a 3 dimensional seismic survey, completed co-operatively by all owners in the area. A total of 519 intersections on the reef plane have been completed and assayed for platinum, palladium, rhodium, and gold. A 25% geological loss was applied. The resources are calculated in accordance with the SAMREC code and the reconciliation of SAMREC to CIM categories is that they are effectively the same.

Qualified Persons, Quality Assurance and Control and Data Verification

Mr. David Young –The Mineral Corporation
Mr. Young of The Mineral Corporation is the independent QP for mineral resource estimation for Friscgewaagd Portions 4 and 11 and takes responsibility for it. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400989/83) and Fellow of the Australasian Institute of Mining and Metallurgy. Mr. Young is an independent consultant with 33 years experience as a geologist, and resource evaluator and has visited the property.

Mr. Ken Lomberg - RSG Global/Coffey Mining
Mr. Lomberg of RSG Global/Coffey Mining acting as an independent QP, has reviewed the mineral resource estimate undertaken by Mr. Young. Mr. Lomberg is registered with the SACNASP (Registration No 400038/01) and has some 22 years of relevant experience in platinum group metal resource assessments. Mr. Lomberg visited the property and has completed sufficient testing to be satisfied that he has reasonably verified the data for the resources announced here.

Samples were analyzed under Wesizwe’s care, custody and quality control process for the project including insertion of blanks, duplicates and certified reference materials in the assay stream. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by Mintek and SGS Lakefield, Johannesburg and check assays by Setpoint and Genalysis, Johannesburg.

The reader is referred to the Company’s filings with the SEC and Canadian Securities Regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Resources do not have demonstrated economic viability.

About Platinum Group Metals Ltd.
Platinum Group Metals Ltd. is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa. Project 1 adjacent to Project 2 is the subject of an ongoing feasibility study by Platinum Group and its advisors.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and Director

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For further information contact:

R. Michael Jones, President
or John Foulkes, Manager Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
info@platinumgroupmetals.net  / www.platinumgroupmetals.net

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.